================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1
                            TENDER OFFER STATEMENT
                         PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                            STATE OF THE ART, INC.
                           (NAME OF SUBJECT COMPANY)

                            ROSE ACQUISITION CORP.
                              THE SAGE GROUP PLC
                                   (BIDDERS)

                               ----------------

                          COMMON STOCK, NO PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                   85730710
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                                  PAUL WALKER
                            CHIEF EXECUTIVE OFFICER
                              THE SAGE GROUP PLC
                                  SAGE HOUSE
                               BENTON PARK ROAD
                              NEWCASTLE UPON TYNE
                                ENGLAND NE7 7LZ
                                (191) 255-3000
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                   COPY TO:
                             KENTON J. KING, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                      FOUR EMBARCADERO CENTER, SUITE 3800
                        SAN FRANCISCO, CALIFORNIA 94111
                                (415) 984-6400

                               ----------------

                           CALCULATION OF FILING FEE
================================================================================

          TRANSACTION VALUATION*                       AMOUNT OF FILING FEE
---------------------------------------------------------------------------
               $301,294,092                                 $60,258.82
================================================================================

* For purposes of calculating fee only. This amount assumes (i) the purchase of 11,985,959 outstanding shares of common stock of State Of The Art, Inc. and (ii) 1,709,227 shares of common stock of State Of The Art, Inc. which may be issued upon exercise of outstanding options, in each case, at $22.00 in cash per share. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percentum of the value of shares to be purchased.
[_]Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid: Not applicable.
       Form or Registration No.: Not applicable.
       Filing Party: Not applicable.
       Date Filed: Not applicable.

================================================================================

                                 SCHEDULE 14D-1
----------------------
  CUSIP NO. 85730710
----------------------
--------------------------------------------------------------------------------
1.  Names of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Persons

    Rose Acquisition Corp.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                                     (a) [_]
                                                                     (b) [_]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds
    AF

--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(e) or 2(f)
                                                                         [_]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Delaware

--------------------------------------------------------------------------------
7.  Aggregate Amount Beneficially Owned By Each Reporting Person
    15,116,923
    (see the Offer to Purchase)

--------------------------------------------------------------------------------
8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares [_]

--------------------------------------------------------------------------------
9.  Percent of Class Represented by Amount in Row (7)
    60.5%

--------------------------------------------------------------------------------
10. Type of Reporting Person
    CO
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

---------------------------
     CUSIP NO. 85730710
---------------------------

--------------------------------------------------------------------------------

 1.  Names of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Persons

     The Sage Group plc

--------------------------------------------------------------------------------

 2.  Check the Appropriate Box if a Member of a Group                   (a) [_]
                                                                        (b) [_]

--------------------------------------------------------------------------------

 3.  SEC Use Only

--------------------------------------------------------------------------------

 4.  Source of Funds
     BK, WC, OO
--------------------------------------------------------------------------------

 5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(e) or 2(f)                                                     [_]

--------------------------------------------------------------------------------

 6.  Citizenship or Place of Organization
     United Kingdom

--------------------------------------------------------------------------------

 7.  Aggregate Amount Beneficially Owned By Each Reporting Person
     15,116,923
     (see the Offer to Purchase)

--------------------------------------------------------------------------------

 8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares   [_]

--------------------------------------------------------------------------------

 9.  Percent of Class Represented by Amount in Row (7)
     60.5%
--------------------------------------------------------------------------------

 10. Type of Reporting Person
     CO

--------------------------------------------------------------------------------

                                 TENDER OFFER

  This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by Rose Acquisition Corp., a Delaware corporation (the "Purchaser"), and a direct and indirect wholly owned subsidiary of The Sage Group plc, a company organized under the laws of England ("Parent"), to purchase all of the outstanding shares (the "Shares") of common stock, no par value (the "Common Stock") of State Of The Art, Inc., a California corporation (the "Company"), at $22.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 2 , 1998 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which together constitute the "Offer"). This Statement also constitutes a Statement on Schedule 13D of each of Parent and the Purchaser.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is State Of The Art, Inc., a California corporation, and the address of its principal executive offices is 56 Technology Drive, Irvine, California 92618.

  (b) The class of securities to which this Statement relates is the Common Stock. The Company has represented that as of December 31, 1997 there were 11,173,945 shares of Common Stock, issued and outstanding and (b) outstanding options to purchase an aggregate of 1,709,227 shares of Common Stock. Purchaser is seeking to purchase all of the outstanding Shares at a purchase price of $22.00 per Share, net to the seller in cash.

  (c) The information set forth in "Section 6--Price Range of the Shares; Dividends on the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(d), (g) This Statement is being filed by Parent and the Purchaser. The information set forth in the "INTRODUCTION" and "Section 9--Certain Information Concerning Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Parent and the Purchaser and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I of the Offer to Purchase and incorporated herein by reference.

  (e)-(f) During the last five years neither Parent or the Purchaser nor, to the best knowledge of Parent and the Purchaser, any of the persons listed in
Schedule I of the Offer to Purchase have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a)(1) Other than the transactions described in Item 3(b) below, neither Parent or the Purchaser, nor, to the best knowledge of Parent and the Purchaser, any of the persons listed in Schedule I of the Offer to Purchase, has entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for (i) the fiscal year in which such transaction occurred or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

  (a)(2) Other than the transactions described in Item 3(b) below, neither Parent or the Purchaser, nor, to the best knowledge of Parent and the Purchaser, any of the persons listed in Schedule I of the Offer to

Purchase, has entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Statement, with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

  (b) The information set forth in the "INTRODUCTION", "Section 9--Certain Information Concerning Parent and the Purchaser", "Section 11--Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" and "Section 12--Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(b) The information set forth in "Section 10--Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a)-(e) The information set forth in the "INTRODUCTION", "Section 11-- Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" and "Section 12--Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

  (f)-(g) The information set forth in "Section 7--Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a)-(b) The information set forth in "Section 9--Certain Information Concerning Parent and the Purchaser" and "Section 11--Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth in the "INTRODUCTION", "Section 10--Source and Amount of Funds", "Section 11 -- Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements", "Section 12--Plans for the Company; Other Matters" and "Section 16--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in "Section 16--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  The information set forth in "Section 9--Certain Information Concerning Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

  (a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between Parent or the Purchaser, or to the best knowledge of

Parent and the Purchaser, any of the persons listed in Schedule I of the Offer to Purchase, and the Company, or any of its executive officers, directors, controlling persons or subsidiaries.

  (b)-(c) The information set forth in the "INTRODUCTION", "Section 14-- Conditions of the Offer" and "Section 15--Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in "Section 7--Effect of the Offer on the Market for Shares; Stock Listing; Exchange Act Registration; Margin Regulations" and "Section 15--Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

  (e) None.

  (f) The information set forth in the Offer to Purchase and the Letters of Transmittal, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

 (a)(1)  Offer to Purchase dated February 2, 1998.
 (a)(2)  Letter of Transmittal.
 (a)(3)  Letter for use by Brokers, Dealers, Banks, Trust Companies and
         Nominees to their Clients.
 (a)(4)  Letter to Clients.
 (a)(5)  Notice of Guaranteed Delivery.
 (a)(6)  Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9.
 (a)(7)  Press Release issued by Parent, dated January 27, 1998.
 (a)(8)  Press Release issued by the Company, dated January 27, 1998.
 (a)(9)  Form of Summary Advertisement, dated February 2, 1998.
 (a)(10) Fairness Opinion of UBS Securities LLC, dated January 26, 1998.
 (a)(11) Financial Statements of Parent for the fiscal years ended September
         30, 1997 and 1996.
 (b)(1)  Facilities Agreement, dated January 27, 1998, by and among Parent,
         Purchaser, the Banks and Financial Institutions named in Schedule 1 thereto, and Lloyds Bank plc Capital Markets.
 (b)(2)  Placing Agreement, dated January 27, 1998, by and between Parent and
         J. Henry Schroders & Co.
 (c)(1)  Agreement and Plan of Merger, dated January 27, 1998, by and among
         Parent, the Purchaser and the Company.
 (c)(2)  Shareholder Agreement, dated January 27, 1998 by and among Parent, the
         Purchaser, David W. Hanna, George Riviere and Jeffrey E. Gold.
 (c)(3)  Option Agreement, dated January 27, 1998, by and among Parent, the
         Purchaser and the Company.
 (c)(4)  Confidentiality Agreement, dated January 14, 1998, by and between
         Parent and the Company.
 (d)     None
 (e)     Not applicable.
 (f)     None.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 1998

                                          Rose Acquisition Corp.

                                              /s/ Michael Jackson
                                          By: _________________________________
                                            Name: Michael Jackson
                                            Title: President

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 1998

                                          The Sage Group plc

                                              /s/ Paul Walker
                                          By: _________________________________
                                            Name:   Paul Walker
                                            Title:  Chief Executive Officer

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                                  EXHIBIT
 -------                                 -------
 (a)(1)  Offer to Purchase dated February 2, 1998.
 (a)(2)  Letter of Transmittal.
 (a)(3)  Letter for use by Brokers, Dealers, Banks, Trust Companies and
         Nominees to their Clients.
 (a)(4)  Letter to Clients.
 (a)(5)  Notice of Guaranteed Delivery.
 (a)(6)  Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9.
 (a)(7)  Press Release issued by Parent, dated January 27, 1998.
 (a)(8)  Press Release issued by the Company, dated January 27, 1998.
 (a)(9)  Form of Summary Advertisement, dated February 2, 1998.
 (a)(10) Fairness Opinion of UBS Securities LLC, dated January 26, 1998.
 (a)(11) Financial Statements of Parent for the fiscal years ended September
         30, 1997 and 1996.
 (b)(1)  Facilities Agreement, dated January 27, 1998, by and among Parent,
         Purchaser, the Banks and Financial Institutions named in Schedule 1 thereto, and Lloyds Bank plc Capital Markets.
 (b)(2)  Placing Agreement, dated January 27, 1998, by and between Parent and
         J. Henry Schroders & Co.
 (c)(1)  Agreement and Plan of Merger, dated January 27, 1998, by and among
         Parent, the Purchaser and the Company.
 (c)(2)  Shareholder Agreement, dated January 27, 1998 by and among Parent, the
         Purchaser, David W. Hanna, George Riviere and Jeffrey E. Gold.
 (c)(3)  Option Agreement, dated January 27, 1998, by and among Parent, the
         Purchaser and the Company.
 (c)(4)  Confidentiality Agreement, dated January 14, 1998, by and between
         Parent and the Company.
 (d)     None
 (e)     Not applicable.
 (f)     None.